Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 18, 2023

VIA EDGAR CORRESPONDENCE

John F. Kernan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOX Review of First Trust Variable Insurance Trust
(File number 811-22652)

Dear Mr. Kernan:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the First Trust Variable Insurance Trust (the “Trust”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Report for the fiscal year ended December 31, 2021 (the “Annual Report”) as filed on Form N-CSR with the SEC on March 9, 2022.

Comment 1

The Staff notes that the Funds do not appear to pay participating insurance companies (“PICs”) directly for distribution, they appear to only pay them for services. The Staff also notes that PICs receive payments in the form of a 0.20% administrative service fee and a 0.25% 12b-1 service fee for services provided to contract holders. Furthermore, the Staff notes that PICs may also receive additional payments from the Funds for certain administrative services, including, recordkeeping and sub-accounting of shareholder accounts pursuant to a sub-transfer agency omnibus account service or sub-accounting agreement and that these payments may be charged back to the funds. Specific to these fees, in correspondence, please confirm if the adviser or another related party made distribution-related payments to PICs as described in the section of the Funds’ registration statement entitled “Other Payments to Financial Intermediaries”.

Response to Comment 1

Management confirms that the payments made to PICs were for support services in connection with the relationship between the relevant parties. Management notes that the payments described under “Other Payments to Financial Intermediaries” in the Funds’ registration statement cover a range of activities and services. While certain of the payments made to PICs were part of “other payments to financial intermediaries,” management confirms that those payments were not distribution-related payments.

Comment 2

Please provide details of the process in place to assist in evaluating whether a portion of administrative services, 12b-1 service, sub-accounting and like fees paid to PICs are being used to pay directly or indirectly for distribution. In your response, please describe the information, including any external benchmarking, considered by the Funds to assess the reasonableness of services-related fees paid to PICs.

Response to Comment 2

Fund management has instituted a process to evaluate the onboarding of the various service providers to the Funds, the services provided by the service providers, the fees paid to those service providers, and how those service providers perform their duties over time. As part of that process as it relates to PICs, prior to onboarding the PIC, management considers the services that are to be performed by the PIC and the appropriateness of the fees charged by the PIC. To help with that determination, management considers the effort required to perform those service and what other funds pay for such services. Management also confirms that the PIC is not being paid more than once for a given service and requires the PIC to represent via contract that the PIC is not being compensated for distribution services or expenses. After a PIC is onboarded to perform services for the Funds, the PIC may be required to certify that the required services have been performed and that such payments were not for distribution services or expenses.

Comment 3

Please comment on the implications of service arrangements disclosure in a recent Form N-4/A of Separate Account A of Pacific Life Insurance Company’s (“Separate Account A”) filed on June 13, 2022. The Staff believes that the Funds are offered through Separate Account A. There was a footnote in the Form N-4/A filing that provides that “because we receive such fees we may be subject to competing interests in making these Funds available as investment options under the contracts.” Please describe any steps undertaken or to be undertaken by the Funds to determine that related administrative services fee payments made by the Funds are not being used for distribution.

Response to Comment 3

As noted above, in the PIC onboarding process, management requires the PIC to represent via contract that the PIC is not being compensated for distribution services or expenses. After a PIC is onboarded to perform services for the Funds, the PIC may be required to certify that the required services have been performed and that such payments were not for distribution services or expenses.

Comment 4

Please affirm that none of the fees paid to PICs are duplicative of other fees and payments described the registration statement. The Staff reviewed an administrative services agreement between a PIC and the Trust which is attached as an exhibit to the earlier referenced Form N-4/A of the PIC separate account that offers the Funds and notes that there are similarities in the description of some of these services provided (for example, omnibus account servicing and sub-recordkeeping) to those described elsewhere in the Trust registration statement. For the sake of clarity, the Trust should consider enhancing the detailed disclosure of the administrative services provided by PICs to more closely align with the description of services listed in the administrative services agreement.

Response to Comment 4

Management confirms that none of the fees paid by the Funds to PICs are duplicative. The Funds intend to enhance the disclosures in the registration statement regarding the services provided by PICs.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust Variable Insurance Trusts

File Number	Fund Name	FYE Reviewed
811-21586	First Trust Dorsey Wright Tactical Core Portfolio	12/31/21
811-22652	First Trust Multi Income Allocation Portfolio	12/31/21
811-22652	First Trust/Dow Jones Dividend & Income Allocation Portfolio	12/31/21
811-22652	First Trust Capital Strength Portfolio	12/31/21
811-22652	First Trust International Developed Capital Strength Portfolio	12/31/21